SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 6)
______________________

CHARTER POWER SYSTEMS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class
of Securities)

161322 10 2
(CUSIP Number of Class
of Securities)
______________________

Mr. Merril M. Halpern
Chairman
Charterhouse Group International, Inc.
535 Madison Avenue
New York, New York 10022
(212) 421-3125

Copies of Communications to:
Steven L. Kirshenbaum, Esq.
Proskauer Rose Goetz & Mendelsohn LLP
1585 Broadway
New York, New York 10036
(212) 969-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement _____.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Charterhouse Group International, Inc.

2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only


4.   Source of Funds*


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power
of                       None.  See response to number 12 below.
Shares
Beneficially   8.   Shared Voting Power
Owned by Each            None.  See response to number 12 below.
Reporting
Person With

               9.   Sole Dispositive Power
                         None.  See response to number 12 below.

               10.  Shared Dispositive Power
                         None.  See response to number 12 below.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     None.  See response to number 12 below.



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     0%.  See response to number 12 above.



14   Type of Reporting Person*

     CO




*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Merril M. Halpern


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only


4.   Source of Funds*


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          U.S.A.


Number         7.   Sole Voting Power                  - 31,928 -
of
Shares         8.   Shared Voting Power      None.  See response
Beneficially                                 to number 12 below.
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 31,928 -

               10.  Shared Dispositive Power
                         None.  See response to number 12 below.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     31,928 Shares.  See response to number 12 below.



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

     See response to Item 5.                               ______

13.  Percent of Class Represented by Amount in Row (11)

     0.5%.  See response to number 12 above.



14   Type of Reporting Person*

     IN




*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Jerome L. Katz


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only


4.   Source of Funds*


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          U.S.A


Number         7.   Sole Voting Power                  - 31,928 -
of
Shares         8.   Shared Voting Power      None.  See response
Beneficially                                 to Item 12 below.
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 31,928 -

               10.  Shared Dispositive Power
                         None.  See response to Item 12 below.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     31,928 Shares



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     0.5%.  See response to number 12 above.



14   Type of Reporting Person*

     IN




*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D


      The Statement on Schedule 13D (the "Schedule 13D") of Charterhouse Group International, Inc., a Delaware corporation ("Charterhouse"), Merril M. Halpern ("Halpern") and Jerome L. Katz ("Katz") (collectively, the "Reporting Persons") relating to shares of Common Stock, $.01 par value per share of Charter Power Systems, Inc. is hereby amended and restated as set forth below.

     Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934 (the "Exchange Act"), previously filed paper exhibits are not being restated.

     The "November Shares" refers to an aggregate of 98,000 shares of Common Stock which were purchased on or after November 4, 1987. The "Nov-Dec Shares" refers to an aggregate of 66,700 shares of Common Stock which were purchased on or after November 23, 1987. The "Alvine Shares" refers to 316,515 shares of Common Stock (the "Alvine Shares") purchased by Robert Alvine ("Alvine") from the Company on June 29, 1988.


ITEM 1.  SECURITY AND ISSUER.

[TEXT OF ITEM 1 OF THE SCHEDULE 13D AS ORIGINALLY FILED:]

     This Statement relates to shares of common stock, $.01 par value per share ("Common Stock"), of Charter Power Systems, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 3043 Walton Road, Plymouth Meeting, Pennsylvania 19462. The Common Stock was registered pursuant to
Section 12 of the Exchange Act on February 6, 1987. The requirement to file this statement arose from certain purchases of an aggregate of 259,500 shares of Common Stock (the "Recent Shares") effected on or after October 22, 1987.

                                                     Page 9 of 27
ITEM 2.  IDENTITY AND BACKGROUND.

[TEXT OF ITEM 2 OF THE SCHEDULE 13D AS ORIGINALLY FILED:]

     This Statement is being filed by Charterhouse, Halpern and Katz.

     Charterhouse is engaged in the business of initiating, structuring and arranging financing for leveraged buyout transactions and providing financial management, consulting and analysis services to companies, including the Company, acquired in such transactions. Halpern and Katz are directors, executive officers and stockholders of Charterhouse. The principal executive offices of Charterhouse are located at 535 Madison Avenue, New York, New York 10022.

     Attached hereto as Appendix A is a list of the executive officers and directors of Charterhouse, including Halpern and Katz, containing the information required by subparagraphs (a)-
(c) and (f) of this Item.

     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person named in Appendix A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

[TEXT OF ITEM 3 OF THE SCHEDULE 13D AS ORIGINALLY FILED:]

     The aggregate purchase price (excluding brokerage commissions) of the 207,600 Recent Shares of which Charterhouse may have been deemed to be the beneficial owner (see Item 5 below) was $1,017,580. The funds for the purchases of these Recent Shares were obtained from Globe Investment Trust PLC ("Globe"), Slough Parks Holding Incorporated ("Slough"), Electra

Investment Trust P.L.C. ("Electra"), Charterhouse Finance

Corporation Limited ("CFCL") and Merifin N.V. ("Merifin"), the record holders for whose benefit these Recent Shares were purchased. Each such party provided the funds required for the Recent Shares purchased for its benefit.

     The respective amounts of Recent Shares that are beneficially owned by Halpern and Katz and, to the best knowledge of the Reporting Persons, by the other persons named in Appendix

A, and the respective aggregate purchase prices (excluding brokerage commissions) for those Recent Shares, are set forth in Appendix B attached hereto. The funds for the purchases of these Recent Shares were loaned by Charterhouse to such persons. These loans are interest-free and payable in five years, subject to certain exceptions, and the Recent Shares purchased by the obligor on each such loan are pledged as collateral therefor.

     The aggregate purchase price (excluding brokerage commissions) of the 78,400 November Shares of which Charterhouse may have been deemed to be the beneficial owner (see Item 5 below) was $313,010. The respective amounts of November Shares that are beneficially owned by Halpern and Katz and, to the best knowledge of the Reporting Persons, by the other persons named in Appendix A attached hereto, and the respective aggregate purchase prices (excluding brokerage commissions) for those November Shares, are set forth in Appendix A. The funds for the purchases of the November Shares were obtained from the same sources as the funds for the purchases of the Recent Shares.

     The aggregate purchase price (excluding brokerage commissions) of the 53,360 Nov-Dec Shares of which Charterhouse may have been deemed to be the beneficial owner (see Item 5 be-low) was $237,550. The respective amounts of Nov-Dec Shares that are beneficially owned by Halpern and Katz and, to the best knowledge of the Reporting Persons, by the other persons named in Appendix A attached hereto, and the respective aggregate purchase prices (excluding brokerage commissions) for those Nov-Dec Shares, are set forth in Appendix A. The funds for the purchases of the Nov-Dec Shares were obtained from the same sources as the funds for the purchases of the Recent Shares.

     The aggregate purchase price of the Alvine Shares of which Charterhouse may have been deemed to be beneficial owner (see
Item 5 below) was $1,329,363, which Alvine paid by delivery to the Company of cash in the amount of $3,165 (the par value of the Alvine Shares) and a noninterest bearing promissory note in the amount of $1,326,198 (the "Note") maturing April 30, 1993. The maturity of the Note is subject to acceleration or extension under certain circumstances, including acceleration if Alvine's employment with the Company is terminated for cause and automatic extension until April 30, 1998 if Alvine's employment with the

Company is not terminated on or before April 30, 1993. If the maturity of the Note is so extended, it also will be subject to acceleration during the extension term to a date 18 months after the termination of his employment for any reason other than cause. The Note is secured by a pledge of the Alvine Shares. Upon sale of any of the Alvine Shares, Alvine will be required to prepay a percentage of the outstanding principal balance of the Note equal in amount to the percentage of the Alvine Shares sold.

ITEM 4.  PURPOSE OF TRANSACTION.

[TEXT OF ITEM 4 OF THE SCHEDULE 13D AS ORIGINALLY FILED:]

     The Recent Shares were acquired by the Reporting Persons for investment purposes as a means of increasing their respective equity investments (or, in the case of the shares deemed to have been acquired by Charterhouse, to increase the respective equity investments of the record owners for whose benefit the shares were acquired, as described in Item 5 below) in the Company at prices they deemed attractive.

     The Reporting Persons, in the ordinary course of their general investment activities, from time to time may purchase additional shares of Common Stock, or sell all or a portion of the shares held by them. In this regard, on October 21, 1987, the Company announced that it had been advised by Charterhouse that the Reporting Persons and the other persons listed in Appendix B proposed to purchase up to 500,000 shares of Common Stock from time to time depending on market conditions for a period of six months and that such purchases, if and to the extent effected, would be made in the open market or through block or privately negotiated transactions. As of November 3, 1987, the 259,500 Recent Shares had been purchased under this purchase program.

     Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a)-(j) of this Item.

[TEXT OF ITEM 4 OF AMENDMENT NO. 1 TO THE SCHEDULE 13D:]

      The November Shares were acquired (or, in the case of Charterhouse, deemed to have been acquired) by the Reporting Persons for the same purposes as their actual or deemed acqui-sitions of the Recent Shares. As of November 18, 1987, 357,500 shares of Common Stock had been purchased under the purchase program described in Item 4 of the Schedule 13D.

[TEXT OF ITEM 4 OF AMENDMENT NO. 2 TO THE SCHEDULE 13D:]

      The Nov-Dec Shares were acquired (or, in the case of Charterhouse, deemed to have been acquired) by the Reporting Persons for the same purposes as their actual or deemed acquisitions of the Recent Shares. On January 7, 1988, the Company announced that it had been advised by Charterhouse that the purchase program described in Item 4 of the Schedule 13D had been completed. During the period between October 22 and December 22, 1987, 424,200 shares of Common Stock had been pur-chased under such program, at prices between $3.875 and $5.25 a share.

[TEXT OF ITEM 4 OF AMENDMENT NO. 6 TO THE SCHEDULE 13D:]

     Pursuant to the Underwriting Agreement, each of Globe, Slough, Electra, CBL, Merifin, and MCC has granted an overallotment option in effect for 30 days from the date of the Offering to the Representatives to purchase all of its remaining shares in the Company to satisfy overallotments, if any, and each of Halpern and Katz has granted an identical overallotment option to purchase 1,928 shares in the Company to satisfy overallotments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

[TEXT OF ITEM 5 OF SCHEDULE 13D AS ORIGINALLY FILED:]

     Charterhouse is not the record holder of any shares of Common Stock. However, for purposes of Section 13 of the Exchange Act only, Charterhouse may be deemed to be the beneficial owner of shares of Common Stock by reason of the relationship described in the two paragraphs that follow.

      Luctor B.V. ("Luctor") and Odyssey Partners ("Odyssey"), neither of which purchased any of the Recent Shares, own 288,612 (5.5%) and 57,722 (1.1%) shares, respectively, of Common Stock. After giving effect to the purchase of the Recent Shares: (a) Globe and Slough each owns 282,790 shares (5.4%) of Common Stock;
(b) Electra owns 272,410 (5.2%) shares of Common Stock; (c) CFCL and Charterhouse Bank Limited ("CBL"), each of which is a wholly owned subsidiary of The Royal Bank of Scotland Group plc, in the aggregate own 156,965 shares (3.0%) of Common Stock; and (d) Merifin owns 20,760 shares (0.4%) of Common Stock. Electra,

Globe, Slough, Merifin and CFCL (which owns nonvoting stock) in the aggregate own 80% of the outstanding shares of capital stock of Charterhouse, and each of Electra, Globe, Slough and Merifin has a representative who is a director of Charterhouse. Each of Electra, Globe, Slough, CBL, CFCL, Merifin, Luctor and Odyssey (collectively, the "Investors") has entered into a separate Investment Management Agreement with Charterhouse for a term expiring December 31, 1996 (collectively, the "Investment Man-agement Agreements"), pursuant to which Charterhouse manages certain investments, including the investment in shares of Common Stock, on behalf of the person that is a party thereto and, in connection therewith, generally is granted authority to vote and dispose of those investments. Because Charterhouse has the sole power to vote and dispose of the shares of Common Stock which are subject to the Investment Management Agreements, for purposes of
Section 13(d) of the Exchange Act only, Charterhouse may have been deemed to be the beneficial owner of the aggregate of 1,362,049 shares (25.8%) of Common Stock held by the Investors. Charterhouse disclaims beneficial ownership of all of such shares, and has been advised that each Investor disclaims beneficial ownership of the shares of Common Stock held by the other Investors, except that each of CBL and CFCL does not disclaim beneficial ownership of the shares owned by the other.

      Mezzanine Capital Corporation Limited ("MCC") owns 598,471 shares (11.3%) of Common Stock. Charterhouse is a party to an Investment Advisory Agreement with MCC, pursuant to which Charterhouse provides investment advice to MCC, including advice as to its investment in the shares of Common Stock, but does not have the power to vote or dispose of any such investment on MCC's and the eleven members of MCC's Board of Directors include (i) Halpern and Katz, who are directors, executive officers and stockholders of Charterhouse, (ii) two representatives of Electra, one of whom is a director of Charterhouse, (iii) two representatives of affiliates of CBL and CFCL and, (iv) one other director of Charterhouse (who is not affiliated with any of its stockholders). By reason of the foregoing, Charterhouse may be deemed to have shared power to vote and dispose of the shares of Common Stock held by MCC and, therefore, for purposes of Section 13(d) of the Exchange Act only, may be deemed to be the beneficial owner of those shares. Charterhouse disclaims beneficial ownership of the shares of Common Stock held by MCC.

      Halpern, Katz and, to the best knowledge of the Reporting Persons, the other persons listed in Appendix B each is the beneficial owner of the shares of Common Stock listed opposite under such person's name in Appendix B, with sole power to vote and dispose of such shares. To the best knowledge of the Reporting Persons, none of the other persons listed in Appendix A beneficially owns any shares of Common Stock. Each of Halpern and Katz disclaims beneficial ownership of the shares of Common Stock of which Charterhouse may be deemed to be the beneficial owner.

     MCC and the Investors (including Luctor, Globe, Slough and Electra, each of which owns more than 5% of the outstanding shares of Common Stock), have the right to receive dividends on, and the proceeds from the sale of, shares of Common Stock owned by each of them, although in the case of the Investors, under certain circumstances noncash proceeds of any such sale will remain subject to management by Charterhouse pursuant to the Investment Management Agreements.

      Descriptions of the transactions in the shares of Common
Stock during the past 60 days by the Reporting Persons and, to the best knowledge of the Reporting Persons, the other persons listed in Appendix A are included in Appendix C.

[TEXT OF ITEM 5 OF AMENDMENT 1 TO THE SCHEDULE 13D:]

     Appendix B attached hereto sets forth the amount and percentage of the outstanding shares of Common Stock owned by each of the Investors, after giving effect to the purchase of the November Shares. Neither MCC, Luctor nor Odyssey purchased any of the November Shares. Charterhouse still is not the record owner of any shares of Common Stock. However, because Charterhouse has the sole power to vote and dispose of the shares of Common Stock owned by the Investors by reason of the relationships between Charterhouse and the Investors described in
Item 5 of the Schedule 13D, for purposes of Section 13(d) of the Exchange Act only, Charterhouse may be deemed to be the beneficial owner of the aggregate of 1,440,449 shares (27.3%) of Common Stock held by the Investors. Charterhouse disclaims beneficial ownership of all of such shares, and has been advised that each Investor disclaims beneficial ownership of the shares of Common Stock held by the other Investors, except that each of CBL and CFCL does not disclaim beneficial ownership of the shares owned by the other.

     Halpern, Katz and, to the best knowledge of the Reporting Persons, the other persons listed in Appendix A each is the beneficial owner of the November Shares listed opposite such person's name in Appendix A, with sole power to vote and dispose of such shares. Each of Halpern and Katz disclaims beneficial ownership of the shares of Common Stock of which Charterhouse may be deemed to be the beneficial owner.

     The Investors (including MCC, Globe, Slough and Electra, each of which owns more than 5% of the outstanding shares of Common Stock), have the right to receive dividends on, and the proceeds from the sale of, the shares of Common Stock owned by each of them, although under certain circumstances noncash proceeds of any such sale will remain subject to management by Charterhouse under the arrangements described in Item 5 of the
Schedule 13D.
                                                    Page 16 of 27

     Descriptions of the transactions in the shares of Common Stock by the Reporting Persons since the filing of the Schedule 13D and, to the best knowledge of the Reporting Persons, the other persons listed in Appendix A are included in Appendix C attached hereto.

[TEXT OF ITEM 5 OF AMENDMENT NO. 2 TO THE SCHEDULE 13D]

     Appendix B attached hereto sets forth the amount and percentage of the outstanding shares of Common Stock owned by each of the Investors, after giving effect to the purchase of the Nov-Dec Shares. Neither MCC, Luctor nor Odyssey purchased any of the Nov-Dec Shares. Charterhouse still is not the record owner of any shares of Common Stock. However, because Charterhouse has the sole power to vote and dispose of the shares of Common Stock owned by the Investors by reason of the relationships between Charterhouse and the Investors described in Item 5 of the
Schedule 13D, for purposes of Section 13(d) of the Exchange Act only, Charterhouse may be deemed to be the beneficial owner of the aggregate of 1,493,809 shares (28.3%) of Common Stock held by the investors. Charterhouse disclaims beneficial ownership of all of such shares, and has been advised that each investor disclaims beneficial ownership of the shares of Common Stock held by the other Investors, except that each of CBL and CFCL does not disclaim beneficial ownership of the shares owned by the other.

     Halpern, Katz and, to the best knowledge of the Reporting Persons, the other persons listed in Appendix A each is the beneficial owner of the Nov-Dec Shares listed opposite such person's name in Appendix A, with sole power to vote and dispose of such shares. Each of Halpern and Katz disclaims beneficial ownership of the shares of Common Stock of which Charterhouse may be deemed to be the beneficial owner.

     The Investors (including Luctor, Globe, Slough and Electra, each of which owns more than 5% of the outstanding shares of Common Stock), have the right to receive dividends on, and the proceeds from the sale of, the shares of Common Stock owned by each of them, although under certain circumstances noncash proceeds of any such sale will remain subject to management by Charterhouse under the arrangements described in Item 5 of the
Schedule 13D.
                                                    Page 17 of 27

     Descriptions of the transactions in the shares of Common Stock by the Reporting Persons since the last filing of the
Schedule 13D and, to the best knowledge of the Reporting Persons, the other persons listed in Appendix A are included in Appendix C attached hereto.

[TEXT OF ITEM 5 OF AMENDMENT NO. 3 TO THE SCHEDULE 13D:]

     Alvine purchased the Alvine Shares from the Company June 29, 1988 at a price of $4.20 per share, pursuant to the terms of a Stock Purchase Agreement, dated May 26, 1988 (the "Stock Purchase Agreement"). Alvine has the sole power to vote the Alvine Shares and shared power to dispose of the Alvine Shares under the terms of the Stockholders Agreement described below.

     Alvine is a citizen of the United States of America and his principal business address is at 55 North Racebrook Road, Woodbridge, Connecticut 06525. Alvine is engaged in entrepreneurial activities, including the founding and buyout of companies, and is a business principal and investor. As part of those activities, Alvine serves as, among other things: (a) Vice Chairman of the Board of the Company, which is a manufacturer of battery power systems and their components; (b) a nonstockholding Principal of Charterhouse, a privately held Delaware corporation that specializes in leveraged buyouts and turnarounds; and (c) the chief executive officer and principal stockholder of i-Ten Management Corp., a privately held Connecticut corporation that provides consulting services to a number of companies (including Charterhouse and the Company) and has its principal executive offices at 55 North Racebrook Road, Woodbridge, Connecticut 06525. To the best knowledge of the Reporting Persons, during the past five years, Alvine has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or find-ing any violation with respect to such laws.

     Under the Stock Purchase Agreement, if Alvine's employment with the Company is terminated prior to May 1, 1989, other than by the Company without cause or by Alvine as a result of a material breach by the Company of his employment agreement, all of the Alvine Shares will be forfeited to the Company, and if he is so terminated prior to May 1, 1990, 50% of the Alvine Shares will be forfeited. However, the forfeiture provisions will not apply as aforesaid in each of the following cases; (i) if the termination is due to death or disability, the forfeiture will not apply to the portion of the Alvine Shares attributable, on a monthly pro rata basis (i.e., approximately 4.2% a month), to the number of whole months from May 1, 1988 through the date of termination ("Pro Rata Vesting"); (ii) if the Company merges or consolidates with, or sells or otherwise transfers all or substantially all of its assets to, another corporation (except when the Company is the surviving corporation and has not become a wholly owned subsidiary of another corporation or when Alvine is an executive officer or a more than 5% equity holder of the other party to the transaction or of any entity controlling that party) (a "Business Combination"), the forfeiture will not apply to any of the Alvine Shares; and (iii) if a change in control (as defined) of the Company (other than as a result of a Business Combination) occurs, Pro Rata Vesting will apply with respect to the period from May 1, 1988 through the date of completion of the transaction and, in addition, if the average of the daily closing prices of the Common Stock during the 20 trading days immediately preceding the date of completion of the transaction is not less than $11.00 a share, the forfeiture will not apply to all or a portion of the remaining Alvine Shares in 20% per whole dollar increments ranging from 20% vesting at $11.00 a share to full vesting at or above $15.00 a share ("Price Vesting"). If a forfeiture of any of the Alvine Shares occurs, the equivalent portion of the Note will be cancelled.

     Alvine has entered into a Stockholders Agreement, dated May 26, 1988 (the "Stockholders Agreement"), with the Investors relating to the Alvine Shares. Under the Stockholders Agreement,
(i) the Investors have the right to require Alvine (and, if not so required by the Stockholders, Alvine will have the right) to participate on a pro rata basis in any sale by the Investors of any shares of Common Stock owned by them; and (ii) the Investors will have a right of first refusal with respect to any proposed sale by Alvine of any of the Alvine Shares. The Stockholders Agreement also relates to an additional 211,010 shares of Common Stock that Alvine may have the right to purchase from the Company under certain circumstances pursuant to the terms of an option for a term expiring April 30, 1993 granted by the Company to Alvine, which option is not exercisable within 60 days (although the exercisability thereof may be accelerated in whole or in part under certain circumstances).

     By reason of the relationships between Charterhouse and the Investors, described in Item 5 of the Schedule 13D, Charterhouse has the sole power to vote and dispose of the shares of Common Stock owned by the Investors and to exercise on behalf of the Investors their rights under the Stockholders Agreement. As a result of the foregoing, for purposes of Section 13(d) of the Exchange Act only, Charterhouse may be deemed to have shared power to dispose of the Alvine Shares and, therefore, may be deemed to be the beneficial owner of those shares.

     Accordingly, after giving effect to the purchase by Alvine of the Alvine Shares and the execution of the Stockholders Agreement, and taking into account the relationships between Charterhouse and the Investors described in the Schedule 13D, for purposes of Section 13(d) of the Exchange Act only, Charterhouse may be deemed to have the sole power to vote and dispose of a total of 2,092,280 or 37.9% of the outstanding shares of Common Stock and shared power to dispose of an additional 316,515 or 5.7% of those outstanding shares. Charterhouse disclaims beneficial ownership of all of those shares, and has been advised that each Investor disclaims beneficial ownership of the Alvine Shares and the shares of Common Stock held by the other Investors (except that each of CBL and CFCL does not disclaim beneficial ownership of the shares owned by the other). In addition, each of Halpern and Katz (see Item 2 of the Schedule 13D) disclaims beneficial ownership of all such shares of which Charterhouse may be deemed to be the beneficial owner.

[TEXT OF ITEM 5 OF AMENDMENT NO. 4 TO THE SCHEDULE 13D:]

     As of August 16, 1989, the Investment Management Agreement between Luctor and Charterhouse was terminated (the "Termination") to the extent it related to the investment in shares of Common Stock. As a result, Charterhouse no longer has the power to vote or dispose of the 288,612 shares of Common Stock owned by Luctor and no longer may be deemed to be the beneficial owner of those shares for purposes of Section 13 of the Exchange Act.

     Accordingly, after giving effect to the Termination, and taking into account the relationships between Charterhouse and the Investors, MCC and Alvine described in the Schedule 13D, for purposes of Section 13(d) of the Exchange Act only, Charterhouse may be deemed to have sole power to vote and dispose of a total of 1,205,197 or 21.6% of the outstanding shares of Common Stock, shared power to vote and dispose of a total of 598,471 or 10.7% of those outstanding shares, and shared power to dispose of an additional 316,511 or 5.7% of those outstanding shares. Charterhouse disclaims beneficial ownership of all of those shares and has been advised that each Investor disclaims beneficial ownership of the shares of the Common Stock held by the other Investors (except that each of CBL and CFCL does not disclaim beneficial ownership of the shares owned by the other). In addition, each of Halpern and Katz (see Item 2 of the Schedule
13D) disclaims beneficial ownership of all such shares which Charterhouse may be deemed to be the beneficial owner.

     To the best knowledge of the Reporting Persons, none of the persons listed in Appendix A beneficially owns any shares of Common Stock.

     The eleven members of MCC's Board of Directors includes one representative of Slough, who is a director of Charterhouse.

[TEXT OF ITEM 5 OF AMENDMENT NO. 5 TO THE SCHEDULE 13D:]

     As of March 5, 1991, the Investment Management Agreement between Odyssey and Charterhouse was terminated (the "Termination") to the extent it related to the investment in shares of Common Stock. As a result, Charterhouse no longer has the power to vote or dispose of the 57,772 shares of Common Stock owned by Odyssey and no longer may be deemed to be the beneficial owner of those shares for purposes of Section 13 of the Exchange Act.

     Accordingly, after giving effect to the Termination, and taking into account the relationships between Charterhouse and the Investors, MCC and Alvine described in the Schedule 13D, for purposes of Section 13(d) of the Exchange Act only, Charterhouse may be deemed to have sole power to vote and dispose of a total of 1,147,475 or 20.1% of the outstanding shares of Common Stock, shared power to vote and dispose of a total of 598,471 or 10.5% of these outstanding shares, and shared power to dispose of an additional 316,515 or 5.5% of those outstanding shares. Charterhouse disclaims beneficial ownership of all of those shares and has been advised that each Investor disclaims beneficial ownership of the shares of the Common Stock held by the other Investors (except that each of CBL and CFCL does not disclaim beneficial ownership of the shares owned by the other). In addition, each of Halpern and Katz (see Item 2 of the Schedule
13D) disclaims beneficial ownership of all such shares of which Charterhouse may be deemed to be the beneficial owner.


[TEXT OF ITEM 5 OF AMENDMENT NO. 6 TO THE SCHEDULE 13D:]

      A public offering of 2,565,493 shares of Common Stock was consummated on November 1, 1995 at a price per share of $27.00 (the "Offering"). Included in the 2,565,493 shares sold were an aggregate of 2,181,037 shares sold by Globe, Slough, Electra, CBL, Merifin, MCC and Alvine. Upon the consummation of the Offering, these persons owned 8,056, 8,056, 7,622, 2,945, 866,
15,269 and 0 shares, respectively. CFCL, which did not sell shares in the Offering, continues to own 67,872 shares. After giving effect to the Offering, for purposes of Section 13(d) of the Exchange Act only, Charterhouse may be deemed to have power to vote or dispose of 110,686 or 1.7% of the outstanding shares of Common Stock.

     Each of Halpern and Katz sold 73,651 shares of Common Stock in the Offering. After giving effect to the Offering, each of Halpern and Katz is the beneficial owner of 31,928 shares or 0.5% of the outstanding shares of Common Stock and each has the sole power to vote and dispose of such shares.

     Accordingly, on November 1, 1995, upon the consummation of the Offering, each of Reporting Persons ceased to be a person who may be deemed to be a beneficial owner of more than five percent of the outstanding Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

[TEXT OF ITEM 6 OF THE SCHEDULE 13D AS ORIGINALLY FILED:]

     Except for the loan arrangements between Charterhouse and Halpern, Katz and the other persons listed in Appendix B disclosed in Item 3, the Investment Management Agreements between Charterhouse and the Investors disclosed in Item 4 and the Investment Advisory Agreement between Charterhouse and MCC disclosed in Item 4 (which descriptions are incorporated by reference in this Item), none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons listed in Appendix A, has entered into any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company.

     To the best knowledge of the Reporting Persons, none of the persons listed in Appendix A has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person in respect to any securities of the Company.

[TEXT OF ITEM 6 OF AMENDMENT NO. 6 TO THE SCHEDULE 13D:]

     The Offering was effected pursuant to an underwriting agreement by and among the Company, the Selling Stockholders (as defined therein) and Donaldson, Lufkin & Jenrette Securities Corp. and Robertson & Stephens Company, L.P. as Representatives of the several underwriters dated October 27, 1995.

     Each of the Selling Stockholders who continued to own shares in the Company after giving effect to the Offering entered into a lock-up agreement with the Representatives whereby the stockholders agreed not to sell any shares of the Company for a period of 90 days after the effective date of the Offering without the permission of the Representatives.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

[TEXT OF ITEM 7 OF THE SCHEDULE 13D AS ORIGINALLY FILED:]

Exhibit 1 Agreement between Reporting Persons.

Exhibit 2 Form of Secured Promissory Note between Charterhouse and each of Halpern, Katz and the other persons listed in Appendix B.

Exhibit 3 Form of Investment Management Agreement between
          Charterhouse and each of Electra, Globe and Slough.

Exhibit 4 Form of Investment Management Agreement between
          Charterhouse and each of CBL, Luctor and Odyssey.

Exhibit 5 Form of Investment Management Agreement between
          Charterhouse and each of CFCL and Merifin.

Exhibit 6 Investment Advisory Agreement among MCC, Mezzanine
          Capital Corporation (Managers) Limited and
          Charterhouse.

[TEXT OF ITEM 7 TO AMENDMENT NO. 3 TO THE SCHEDULE 13D:]

Exhibit 1 Secured Promissory Note, dated June 29, 1988, issued by
          Alvine to the Company in the amount of $1,326,197.90.

Exhibit 2 Stockholders Agreement, dated May 26, 1988, between
          Alvine and the Investors.

[TEXT OF ITEM 7 TO AMENDMENT NO. 6 TO THE SCHEDULE 13D:]

Exhibit 1 Form of the Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company's Registration
          Statement on Form S-3, No. 33-62907).

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  November 7, 1995

                         CHARTERHOUSE GROUP INTERNATIONAL, INC.



                         By:     /s/ Merril M. Halpern
                         Name:     Merril M. Halpern
                         Title:    Chairman

                         MERRIL M. HALPERN


                            /s/ Merril M. Halpern


                         JEROME L. KATZ


                            /s/ Jerome L. Katz

                           APPENDIX A

Directors and Executive Officers of
Charterhouse Group International, Inc.

Unless otherwise indicated, the address for each person is 535
Madison Avenue, New York, NY 10022, and each person is a citizen of the United States.

Merrill M. Halpern
Chairman of the Board of Charterhouse

Jerome L. Katz
President and Chief Executive Officer and Director of
Charterhouse

A. Lawrence Fagan
Executive Vice President and Director of Charterhouse

Patricia R. Merrick
Senior Vice President of Charterhouse

Richard G. Henshaw
Senior Vice President of Charterhouse

Alfred Schechter
Director of Charterhouse

John F. Brown
Director of Charterhouse
Hobart House Grovesnor Place
London England
Deputy Managing Director
CIN Venture Managers
Citizen of United Kingdom

Peter Carnwath
Director of Charterhouse
Electra, Inc.
New York, NY  10022
Citizen of United Kingdom

G. Nigel Mobbs
Director of Charterhouse
234 Bath Road
Slough Berkshire SL1 4EE
England
Chairman of the Board and Chief Executive Officer of Slough
Estates plc
Citizen of the United Kingdom

Coen N. Teulings
Director of Charterhouse
Merifin B.V.
Veerkade 7
3016 De Rotterdam
The Netherlands
Director of Merifin, B.V.
Citizen of the Netherlands







               [PROSKAUER ROSE GOETZ & MENDELSOHN]


                         (212) 969-3413

                        November 7, 1995


Securities and Exchange Commision
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Charter Power Systems, Inc.
               Schedule 13D

Dear Commissioners:

          We hereby electronically transmit for filing Schedule
13D for the above-mentioned company.

                         Sincerely,




                         Mark Moran